Exhibit 99.1

Material Change Report

ITEM 1	Name and Address of Company

Sun Life Financial Inc. (“SLF”)
150 King Street West
Toronto, Ontario
M5H 1J9

ITEM 2	Date of Material Change

December 17, 2012

ITEM 3	News Release

A press release announcing the material change referred to in this report was issued on December 17, 2012 and disseminated on newswires in Canada and the United States.

ITEM 4	Summary of Material Change

On December 17, 2012, SLF and certain of its subsidiaries entered into a definitive agreement (the “Agreement”) with Delaware Life Holdings, LLC (the “Purchaser”), a company owned by shareholders of Guggenheim Partners, LLC, and certain entities controlled by Guggenheim Partners, LLC (the “Purchaser-Related Parties”) whereby the Purchaser agreed to acquire 100% of the issued and outstanding stock of SLF’s indirect subsidiaries Sun Life Assurance Company of Canada (U.S.) (“SLUS”), Sun Life Reinsurance (Barbados) No. 3 Corp. (“BarbCo 3”), and Sun Life Financial (Bermuda) Holdings Inc., the holder of one-hundred percent of the issued and outstanding stock of Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd. (“SLFBH,” and together with SLUS and BarbCo 3, the “Purchased Companies”) and certain assets from the Sellers or their affiliates for a base purchase price of US$ 1.350 billion.

The other SLF-related parties to the Agreement are Sun Life of Canada (U.S.) Holdings, Inc. (“Holdco”) as seller of the issued and outstanding stock of SLUS, Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc. (“US OPS”) as seller of the issued and outstanding stock of BarbCo 3, and Sun Life Assurance Company of Canada as seller of the issued and outstanding stock of SLFBH (collectively, the “Sellers”). The Sellers are each severally but not jointly liable in respect of the obligations of each Seller under the Agreement. The obligations of Holdco and US OPS under the Agreement are guaranteed by SLF under a separate guaranty agreement.

The Purchaser-Related Parties are each severally but not jointly responsible for certain contingent funding obligations relating to payment of the Closing Date Purchase Price amount. The Closing is not conditioned on any financing of the Purchase Price.

The Agreement has been approved by the Board of Directors of SLF. SLF anticipates that the closing of the transactions contemplated by the Agreement (the “Closing”) will occur by the end of the second quarter of 2013.

ITEM 5	Full Description of Material Change

On December 17, 2012, SLF, the Sellers, the Purchaser and the Purchaser-Related Parties entered into the Agreement. The following description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which has been filed separately by SLF with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

1.  Sale Structure.

The Purchaser will purchase all of the issued and outstanding shares of the Purchased Companies and certain assets from the Sellers or their affiliates for a purchase price of US$1.350 billion (the “Purchase Price”), subject to certain adjustments (as described below). Surplus notes issued by SLUS in an aggregate principal amount of US$565 million (the “Surplus Notes”) will also be acquired by the Purchaser in the transaction and are included in the Purchase Price.

2.  Purchase Price Adjustments.

The Purchase Price will be adjusted by an amount equal to the change, between September 30, 2012 and the Closing, in (i) the adjusted net worth of the Purchased Companies and (ii) a measure of the value of the in-force variable annuity guarantees issued by SLUS and Sun Life Insurance and Annuity Company of New York (“SLNY”), and will be subject to certain other adjustments, in each case as determined in accordance with methodologies agreed to by the parties. The Purchase Price adjustment will be estimated at Closing and finalized 120 days thereafter, subject to resolution of any disputes. The adjustment amount may be positive or negative.

3.  Representations and Warranties.

The Sellers have made customary representations and warranties regarding the Sellers, the respective Purchased Companies’ businesses and the businesses of their subsidiaries. SLF, the Purchaser and the Purchaser-Related Parties have also made more limited representations and warranties regarding, among other matters, due organization, authorization, and governmental and third-party approvals.

4.  Conduct of Business.

Between signing and Closing, the Sellers are generally required to continue to operate the businesses of the Purchased Companies in the ordinary course of business (taking account the changes to the business of SLUS and SLNY resulting from the cessation of issuing new insurance business announced in December 2011). The Sellers are also restricted from causing or permitting the Purchased Companies to engage in certain activities, and from engaging in certain activities to the extent they relate to the business of the Purchased Companies, without obtaining the prior written consent of the Purchaser, as specified in the Agreement.

5.  Non-Competition Restrictions.

The Agreement restricts the Sellers from directly or indirectly engaging in or acquiring beneficial ownership of any entity engaged in a “Competing Business” for a period of 24 months from the closing date. “Competing Business” is defined to mean the business of selling, marketing, underwriting, insuring, reinsuring, renewing, or administering any individual annuity or individual life insurance products, corporate owned life insurance products or bank owned life insurance products, in each case, in the United States, but not any (i) group insurance products, (ii) voluntary insurance products, (iii) defined contribution plan products, (iv) retirement products marketed or sold exclusively in the workplace or (v) life insurance or annuity products marketed or sold exclusively in the workplace.

6.  Other Covenants.

The Agreement contains a series of covenants by the parties, including:

•	at or prior to the Closing, the Sellers and certain of their affiliates will carry out certain restructuring transactions which are set out in the Agreement (the “Restructuring Transactions”);

•

the Purchaser shall offer employment to certain employees of the Sellers and their affiliates on the terms and conditions set out in the Agreement and the Agreement sets out the provisions that will apply in connection with the transfer of employment of those employees;

•	customary post-closing rights of access and cooperation;

•

an obligation on the Purchaser and the Purchaser-Related Parties to ensure that the initial funding of the Purchaser (of US$135 million) does not become subject to any liens between signing and Closing or is not otherwise disposed of in any manner; and

•	obligations on the Purchaser-Related Parties for certain contingent funding obligations related to payment of the Closing Date Purchase Price amount.

7.  Significant Conditions to Closing.

The primary conditions to the Purchaser’s obligation to close are as follows:

•	performance of covenants by the Sellers in all material respects;

•

the Sellers’ representations and warranties being true and correct at Closing, subject (except in the case of certain fundamental representations and warranties) to a “Business Material Adverse Effect” (“MAE”) qualification (as defined in the Agreement), and no fact, event, circumstance, effect, development, occurrence or condition having occurred between signing and Closing that has had, or would reasonably be expected to have, individually or in the aggregate, an MAE;

•

receipt of required approvals from governmental authorities, including approvals of the change of control of SLUS, SLNY, SLFIAC and BarbCo 3 and a reset of the unassigned funds (surplus) of SLUS to US$0 pursuant to Statement of Statutory Accounting Principles No. 72, without imposition of any “Burdensome Condition” (as defined in the Agreement);

•	absence of any laws or actions by any governmental authority restraining the consummation of the transaction;

•	consummation of the Restructuring Transactions; and

•	receipt of releases of liens over shares of the Purchased Companies and any liabilities and obligations of the Purchased Companies under any credit agreements.

The primary conditions to the Sellers’ obligation to close are as follows:

•	performance of covenants by the Purchaser in all material respects;

•

the Purchaser’s representations and warranties being true and correct at Closing, subject (except in the case of certain fundamental representations and warranties) to a “Purchaser Material Adverse Effect” qualification, which is defined in the Agreement to include a fact, circumstance, change, effect or event that would prohibit or materially impair or materially delay the Purchaser’s ability to close the transaction;

•	receipt of all required approvals from governmental authorities; and

•	absence of any laws or actions by any governmental authority restraining the consummation of the transaction.

8.  Termination.

The Agreement may be terminated prior to the Closing:

•

by either Holdco or the Purchaser if Closing has not occurred on or before the last day of the month in which the seven-month anniversary of the signing date occurs (the “Outside Date”) unless the Closing has not occurred due to the failure of the party seeking to terminate to materially perform its obligations under the Agreement required to be performed prior to Closing. If Closing has not occurred solely due to the failure to receive a consent from a governmental authority required under the Agreement, the Outside Date may be extended until the end of the month in which the nine-month anniversary of the signing occurs;

•

by either Holdco or the Purchaser if any law restrains or otherwise prohibits the Closing. (however, the Purchaser and the Sellers must have used their reasonable best efforts to have any such law vacated before the Outside Date);

•

by either Holdco or the Purchaser, if the other party (i) fails to comply with any of its obligations under the Agreement or (ii) breaches any of its representations or warranties, in the case of each of clauses (i) and (ii), so that a condition to Closing becomes incapable of satisfaction, and such noncompliance or breach is either incapable of being cured prior to the Closing or is not cured within 30 days following receipt by the defaulting party of a written notice from the other party requesting such breach to be cured; or

•	by mutual written consent of Holdco and the Purchaser.

9.  Indemnification.

The Agreement contains indemnity provisions whereby the Sellers have agreed to indemnify the Purchaser, the Purchased Companies and their transferred subsidiaries and their respective affiliates, successors and permitted assigns and their respective directors and employees from any losses arising from any breach or default in the performance of the Sellers’ covenants contained in the Agreement; any breach of or inaccuracy in the Sellers’ representations without regard to any materiality qualifications; or the Excluded Liabilities or the Medium-Term Note Program (both as defined in the Agreement). The Agreement specifies limitation periods and thresholds for claims for indemnification made by the Purchaser and sets out the provisions governing such claims.

The Agreement also provides for the Purchaser to indemnify the Sellers and their respective affiliates, successors and permitted assigns and their respective directors and employees from any losses arising from any Assumed Liabilities (as defined in the Purchase Agreement), any breach or default in the performance of the Purchaser’s covenants contained in the Agreement; or any breach or inaccuracy in the Purchaser’s representations without regard to any materiality qualifications. Indemnification in respect of claims for indemnification made by the Sellers are also subject to limitation periods and thresholds.

10.  Key Tax Provisions

The Sellers will make an election under the US Treasury Regulations which will permit US OPS to retain favorable tax attributes generated by SLUS and SLNY. The actual amount of the attributes to be retained cannot be determined until after the Closing.

The Agreement contains customary tax indemnity provisions, including provisions whereby the Sellers have agreed to indemnify the Purchaser and its affiliates for pre-Closing taxes imposed on or with respect to the Purchased Companies.

11.  Other Provisions.

•	The Sellers and the Purchaser will provide certain services to each other on a transitional basis following the Closing pursuant to transition services agreements to be entered into at the Closing.

•	The Agreement is governed by Delaware law and provides for litigation of disputes in Delaware courts.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

Not applicable.

ITEM 8	Executive Officer

Thomas A. Bogart

Executive Vice-President, Corporate Development

and General Counsel

Tel. No. 416-979-4024

Fax. No. 416-979-3209

ITEM 9	Date of Report

December 27, 2012

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